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April 11, 1994


To the Board of Directors
of Westwood One, Inc.


Dear Directors:

We have been furnished a copy of Westwood One, Inc.'s Form 10-Q for the quarter ended February 28, 1994. Note 5 therein describes a change in the method of accounting for station affiliation agreements from one of capitalization of expenditures associated with major new affiliate agreements for the periods prior to the affiliate's inclusion in rating service publications, for use in generating advertising revenue, to an expense as incurred method. It should be understood that the preferability of one acceptable method of accounting for expenditures associated with new affiliation agreements over another has not been addressed in any authoritative accounting literature and in arriving at our opinion expressed below, we have relied on management's judgment. Based upon our discussions with management and the stated reasons for the change, we believe that such change represents, in the Company's circumstances, the adoption of a preferable alternative accounting principle in conformity with Accounting Principles Board Opinion No. 20.

We have not made an audit in accordance with generally accepted auditing standards of the financial statements of Westwood One, Inc. for the three month periods ended February 28, 1994 or February 28, 1993 and, accordingly, we express no opinion thereon or on the financial information filed as part of the Form 10-Q of which this letter is to be an exhibit.

Yours very truly,



PRICE WATERHOUSE


                                  EXHIBIT 18